Aspira Women’s Health Inc.

12117 Bee Caves Road, Building III, Suite 100

Austin, TX 78738

(512) 519-0400

April 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Aspira Women’s Health Inc.
Registration Statement on Form S-3
File No. 333-278867

Acceleration Request

Requested Date: Thursday, April 25, 2024

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Aspira Women’s Health Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-278867) to become effective on Thursday, April 25, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Josh Seidenfeld and Kyle Huh of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Seidenfeld of Cooley LLP at (650) 843-5862, or in his absence, Kyle Huh, at (650) 843-5965.

Sincerely,

ASPIRA WOMEN’S HEALTH INC.

By:	/s/ Minh Merchant
Minh Merchant
General Counsel